Cellular Biomedicine Group, Inc.
19925 Stevens Creek Blvd., Suite 100
Cupertino, CA 95014

October 19, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Irene Paik

Re:         Cellular Biomedicine Group, Inc.
Registration Statement on Form S-3
File No. 333-227773

Dear Ms. Paik:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cellular Biomedicine Group, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 10:00 a.m. Eastern Standard Time on Monday, October 22, 2018, or as soon as practicable thereafter.

Very truly yours,
/s/Bizuo Tony Liu
Name: Bizuo (Tony) Liu
Title: Chief Executive Officer